SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2005

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Tamoios 246
Jardim Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Begins Tickets Sales to Córdoba and Rosário, Argentina

São Paulo, December 23, 2005 – GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and Bovespa: GOLL4), Brazil’s low-cost, low-fare airline, will begin sales for two new destinations: Córdoba and Rosário, both in Argentina. Flights are confirmed to begin to Córdoba on January 8 and Rosário on January 11.

GOL will offer two different flight options to Córdoba, one leaving from Guarulhos airport in São Paulo – with stops in Curitiba (PR), Brazil, and Asuncion, Paraguay. The second flight, departing from Galeão airport in Rio de Janeiro (RJ), will stop in Porto Alegre (RS). Flights to Rosário will also depart from Galeão airport, stopping in Porto Alegre (RS).

Beginning regular operations to two additional cities in Argentina demonstrates the Company’s commitment to serving the needs of each local market. “We believe that these new destinations in Argentina provide another opportunity to connect important business centers in South America,” says Tarcísio Gargioni, vice-president of Marketing and Services at GOL.

With a population of 38.5 million, Argentina is the most frequented South American destination by Brazilians traveling to neighboring countries. In 2004, 1.2 million passengers traveled between Brazil and Argentina. The country is a member of the MERCOSUR (the South American trade block comprised of Brazil, Argentina, Uruguay and Paraguay) and reached a GDP of US$ 129.7 billion in 2004.

Tickets are available for purchase through GOL’s website, www.voegol.com.br, by telephone or through your travel agent. Please check the destination table below for more information on flight schedules:

Origin	Destination	Frequency	Departure*	Arrival*
Guarulhos (SP – Brazil)	Córdoba (Argentina)	Monday, Wednesday, and Friday	9:10 pm	1:45 am
Córdoba (Argentina)	Guarulhos (SP – Brazil)	Tuesday, Thursday and Saturday	3:00 am	9:00 am
Curitiba (PR – Brazil)	Córdoba (Argentina)	Monday, Wednesday, and Friday	10:50 pm	1:45 am
Córdoba (Argentina)	Curitiba (PR – Brazil)	Tuesday, Thursday and Saturday	3:00 am	7:20 am
Galeão (RJ – Brazil)	Córdoba (Argentina)	Tuesday, Thursday and Sunday	8:30 pm	0:10 am
Córdoba (Argentina)	Galeão (RJ – Brazil)	Monday, Wednesday and Friday	4:40 am	9:50 am

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Porto Alegre (RS – Brazil)	Córdoba (Argentina)	Tuesday, Thursday and Sunday	11:00 pm	0:10 am
Córdoba (Argentina)	Porto Alegre (RS – Brazil)	Monday, Wednesday and Friday	4:40 am	7:30 am
Galeão (RJ – Brazil)	Rosário (Argentina)	Monday, Wednesday, and Friday	8:30 pm	0:10 am
Rosário (Argentina)	Galeão (RJ – Brazil)	Tuesday, Thursday and Saturday	4:55 am	9:50 am
Porto Alegre (RS – Brazil)	Rosário (Argentina)	Monday, Wednesday and Friday	11:00 pm	0:10 am
Rosário (Argentina)	Porto Alegre (RS – Brazil)	Tuesday, Thursday and Saturday	4:55 am	7:30 am
* Local times

Sources: IMF World Economic Outlook April of 2004, Population Reference Bureau: 2004, World Population Dates Sheet; Passengers: DAC.

About GOL Linhas Aéreas Inteligentes

GOL Linhas Aéreas Inteligentes, a “low-cost, low-fare” airline, is one of the most profitable and fastest growing airlines in the industry worldwide. GOL operates a simplified fleet with a single class of service. The Company has one of the youngest and most modern fleets in the industry resulting in low maintenance, fuel and training costs, with high aircraft utilization and efficiency ratios. In addition, safe and reliable services, which stimulate GOL’s brand recognition and customer satisfaction, allow GOL to have the best value proposition in the market. GOL currently offers over 420 daily flights to 45 major business and travel destinations in Brazil, Argentina, and Bolivia, with substantial expansion opportunities. GOL’s growth plans include increasing frequencies in existing markets and adding service to additional markets in both Brazil and other high-traffic South American travel destinations. GOL’s shares are listed on the NYSE and the Bovespa. GOL: here everyone can fly!

For more information, flight times and fares, please access our site at www.voegol.com.br or call: 0300-789-2121 in Brazil, 0810-266-3131 in Argentina, 800-1001-21 in Bolivia, 0004 055 127 in Uruguai, 009 800 55 1 0007 in Paraguai and 5511 2125-3200 in other countries.

Contact: GOL Linhas Aéreas Inteligentes S.A.
tel.: (5511) 5033-4393
e-mail: ri@golnaweb.com.br
www.voegol.com.br/ir

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or
Media – Brazil and Latin America:	Media – U.S. and Europe:
Roberta Corbioli or Márcia Bertoncello	Meaghan Smith
MVL Comunicação (São Paulo)	Gavin Anderson & Company (New York)
Tel.: (5511) 3049-0343 / 0341	Tel.: 212-515-1904
e-mail: roberta.corbioli@mvl.com.br	e-mail: msmith@gavinanderson.com

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 23, 2005

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.